02018461

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 28 340

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SEC FILE NUMBER
8-29203

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ADMINISTRATIVE SYSTEMS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1310 MERCER STREET SUITE 200
(No. and Street)

SEATTLE, WA 98109-5588
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARTI KATSEL (206) 343-5633 ext. 161
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ABRAMSON PENDERGAST & COMPANY
(Name — *if individual, state last, first, middle name*)

3005 - 112TH AVENUE NE #103, BELLEVUE, WA 98004
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/02

OATH OR AFFIRMATION

I, MARTI KATSEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ADMINISTRATIVE SYSTEMS, INC., as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CONTROLLER

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADMINISTRATIVE SYSTEMS, INC.

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000

ADMINISTRATIVE SYSTEMS, INC.

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000

CONTENTS

ABRAMSON PENDERGAST & COMPANY
A PROFESSIONAL SERVICE CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Administrative Systems, Inc.
Seattle, Washington

We have audited the accompanying statements of financial condition of Administrative Systems, Inc. as of December 31, 2001 and 2000, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Administrative Systems, Inc. as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 10 - 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abramson Pendergast & Company

January 29, 2002

3005 112 NORTHEAST, SUITE 103, BELLEVUE, WASHINGTON 98004 (425) 828-9420 FAX (425) 827-6884 E-MAIL apc@apccpa.com
Toll Free 1-800-828-1916 www.execusite.com/apccpa
BKR INTERNATIONAL INDEPENDENT MEMBER – FIRMS IN PRINCIPAL CITIES WORLDWIDE

FINANCIAL STATEMENTS

ADMINISTRATIVE SYSTEMS, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Current assets:		
Cash	$ 520,818	$ 138,147
Cash accounts for the exclusive benefit of customers	666,177	383,720
Marketable securities, at market value	62,821	67,416
Accounts receivable	260,249	182,265
Due from partnership, net of allowance (Note 4)	-	6,040
Prepaid expenses	28,170	23,928
Total current assets	1,538,235	801,516
Computer software	33,928	33,928
Less accumulated amortization	(33,817)	(33,097)
	111	831
	$ 1,538,346	$ 802,347

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
Current liabilities:		
Accounts payable	$ 38,022	$ 23,344
Payable to mutual fund and insurance companies	666,177	383,720
Accrued vacations	14,714	27,405
Total current liabilities	718,913	434,469
Stockholder's equity:		
Common stock, no par value, 1,000,000 shares authorized, 1,000 shares issued and outstanding	52,280	52,280
Retained earnings	767,153	315,598
	819,433	367,878
	$ 1,538,346	$ 802,347

See notes to financial statements.

ADMINISTRATIVE SYSTEMS, INC.

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Revenues:		
Service fees	$ 2,045,227	$ 1,350,811
Commissions	132,790	99,877
	2,178,017	1,450,688
Expenses:		
Salaries	946,404	896,743
Commissions	84,727	77,801
Selling, general and administrative	696,417	555,864
	1,727,548	1,530,408
Operating income (loss)	450,469	(79,720)
Other income (expense):		
Interest income	4,878	7,788
Net realized gain on marketable securities	-	15,338
Net unrealized holding loss on marketable securities arising during the period	(4,595)	(43,828)
Loss on equity investment in partnership	-	(5,564)
Other income	803	781
	1,086	(25,485)
Net income (loss)	$ 451,555	$ (105,205)

See notes to financial statements.

ADMINISTRATIVE SYSTEMS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common stock	Retained earnings
January 1, 2000	$ 52,280	$ 537,803
Net loss	-	(105,205)
Distributions	-	(117,000)
December 31, 2000	52,280	315,598
Net income	-	451,555
Distributions	-	-
December 31, 2001	$ 52,280	$ 767,153

See notes to financial statements.

ADMINISTRATIVE SYSTEMS, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Cash flows from operating activities:		
Net income (loss)	$ 451,555	$ (105,205)
Adjustment to reconcile net income (loss) to net cash provided (used) by operating activities:		
Bad debt expense	-	59,060
Amortization	720	720
Net unrealized holding loss on marketable securities	4,595	43,828
Loss on equity investment in partnership	-	5,564
Cash provided (used) by changes in operating assets and liabilities:		
Marketable securities	-	(111,244)
Accounts receivable	(77,984)	(87,022)
Due from partnership	6,040	(6,040)
Prepaid expenses	(4,242)	2,334
Accounts payable	14,678	(47,384)
Accrued vacations	(12,691)	(4,379)
Net cash provided (used) by operating activities	382,671	(249,768)
Cash flows used by financing activities:		
Payment of distributions	-	(117,000)
Net increase (decrease) in cash	382,671	(366,768)
Cash, January 1	138,147	504,915
Cash, December 31	$ 520,818	$ 138,147

See notes to financial statements.

ADMINISTRATIVE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS

1. Nature of business:

Administrative Systems, Inc. (the Company) is located in Seattle, Washington. The Company is a third-party administrator for insurance companies throughout the United States and for Pennsylvania Mutual Funds. The Securities Exchange Commission (SEC) and the National Association of Securities Dealers (NASD) consider the Company a broker/dealer due to the Company's relationship with Pennsylvania Mutual Funds.

2. Summary of significant accounting policies:

Cash and equivalents:

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue recognition:

Service fee revenue is recognized as it is earned. Other revenue, such as commissions, are recognized when received. Use of this method does not result in a material difference from the accrual method required by generally accepted accounting principles.

Marketable securities:

Marketable securities are considered trading securities and are recorded at fair market value. Both realized and unrealized gains and losses, determined using specific identification, are included in earnings.

Use of estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

ADMINISTRATIVE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

2. Summary of significant accounting policies (continued):

Property and equipment:
Except for computer software, all fixed assets are owned by The Balanced Program, Inc. (BPI) a company related to the Company through common ownership. Computer software is recorded at cost, with amortization recorded on a straight-line basis over the software's estimated useful life.

Federal income taxes:
The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholder of an S corporation is taxed on the Company's taxable income. Accordingly, no provision or liability for federal income taxes is included in the financial statements.

3. Retirement plan:

The Company sponsors a defined contribution 401(k) profit-sharing plan for all employees meeting age and length of service requirements. Eligible employees may elect to defer a maximum of 15% of their compensation, up to statutory limits. The Company may make matching contributions of up to 25% of the first 6% of compensation that a participant contributes to the plan. The Company made matching contributions of $9,391 and $9,470 for the years ended December 31, 2001 and 2000, respectively. Additional amounts may be contributed at the option of the Board of Directors. No additional amounts were contributed during the years ended December 31, 2001 and 2000.

4. Related party transactions:

The Company and BPI have entered into a common paymaster agreement. Under this agreement, payrolls and related benefits for both companies are paid by BPI. The Company reimburses BPI for its portion of the payroll and related benefits. Accounts payable at December 31, 2001, includes $6,051 due to BPI for payroll and related benefits.

The Company was a limited partner in a partnership (VBCA) that began operations in 1999. A member of the Company's Board of Directors was a member of VBCA's Board of Managers. The Company's ownership interest was 25% as of December 31, 2000. During the year ended December 31, 2000, the Company's ownership share was redeemed. The Company recorded investment losses on the equity investment of $0 and $5,564 during the years ended December 31, 2001 and 2000, respectively.

At December 31, 2000, the Company was owed $65,100 by VBCA as a result of expenses paid on behalf of VBCA and other payments made. An allowance against this receivable of $59,060 was recorded at December 31, 2000. During the year ended December 31, 2001, the Company received $36,400 from VBCA and recorded a bad debt recovery of $30,360.

5. Commitments:

The Company leases its facilities from 1310 Mercer Building, LLC, a company related to the Company through common ownership. The lease expires June 30, 2006. The Company incurred rent expense under this lease of $92,886 and $65,772 for the years ended December 31, 2001 and 2000, respectively.

Future minimum lease payments for the remaining term of the lease are as follows:

June 30,	
2002	$ 120,000
2003	120,000
2004	120,000
2005	120,000
2006	60,000
	$ 540,000

6. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital of $461,751 which was $436,751 in excess of the required capital of $25,000, and a net capital ratio of 1.56 to 1.

7. Concentrations of credit risk:

A significant portion of the Company's revenue is dependent upon a few customers, the loss of which could have a material adverse effect on the Company. During the year ended December 31, 2001, Baltimore Life Insurance accounted for approximately 51% of the Company's service fee revenue. Management believes the relationship with Baltimore Life Insurance is stable and will continue.

The Company maintains its cash in bank deposit accounts in a large commercial bank. The Company's cash balances may, at times, exceed federally insured limits. The Company has not experienced any losses related to these accounts and believes it is not exposed to any significant credit risk on its cash accounts.

SUPPLEMENTARY INFORMATION

ADMINISTRATIVE SYSTEMS, INC.

AS OF DECEMBER 31, 2001

COMPUTATION OF AUDITED NET CAPITAL UNDER RULE 15c3-1

Total ownership equity from statement of financial condition	$ 819,433
Non-allowable assets:	
Receivable from noncustomers	260,249
Marketable securities	62,821
Other assets	28,170
Haircut on securities	6,331
Software, net	111
Net capital	$ 461,751

RECONCILIATION OF UNAUDITED FOCUS REPORT NET CAPITAL TO AUDITED NET CAPITAL

Net capital, as reported in the Company's part II (unaudited) focus report	$ 466,582
Adjustments to non-allowable assets	6,977
Other audit adjustments	(11,808)
Net capital per above	$ 461,751

ADMINISTRATIVE SYSTEMS, INC.

AS OF DECEMBER 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Aggregate indebtedness	
Accounts payable and accrued expenses	$ 718,913
Computation of basic net capital requirements	
Minimum net capital	$ 25,000
Net capital	$ 461,751
Ratio of aggregate indebtedness to net capital	1.56 to 1

ADMINISTRATIVE SYSTEMS, INC.

AS OF DECEMBER 31, 2001

STATEMENT REGARDING EXEMPTION
FROM RULE 15c3-3

The provisions of Rule 15c3-3 are not applicable to the Company under Rule Section (k)(2)(i). The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with their activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the Company and their customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Administrative Systems, Inc."

ADMINISTRATIVE SYSTEMS, INC.

AS OF DECEMBER 31, 2001

REPORT DESCRIBING ANY MATERIAL INADEQUACIES
FOUND TO EXIST OR FOUND TO HAVE EXISTED
SINCE THE DATE OF THE PREVIOUS AUDIT

Not Applicable

STATUS OF THE REMAINING ITEMS FOUND ON PAGE 2 OF THE
ANNUAL AUDITED REPORT FORM X-17A-5 PART III

(f)	Statement of Changes in Liabilities Subordinated to the Claims of Creditors	Not Applicable
(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3	Not Applicable
(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to the Methods of Consolidation	Not Applicable

ABRAMSON PENDERGAST & COMPANY
A PROFESSIONAL SERVICE CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Administrative Systems, Inc.
Seattle, Washington

In planning and performing our audit of the financial statements and supplementary information of Administrative Systems, Inc. (the Company), for the years ended December 31, 2001 and 2000, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3005 112 NORTHEAST, SUITE 103, BELLEVUE, WASHINGTON 98004 (425) 828-9420 FAX (425) 827-6884 E-MAIL apc@apccpa.com
Toll Free 1-800-828-1916 www.execusite.com/apccpa
BKR INTERNATIONAL INDEPENDENT MEMBER – FIRMS IN PRINCIPAL CITIES WORLDWIDE

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and in our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abramson Pendergast & Company

Abramson Pendergast & Company
Bellevue, Washington
January 29, 2002